 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

Level Brands, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

52730Q100

(CUSIP Number)

Mr. Erik Sterling

39 Princeton Drive

Rancho Mirage, CA 92270

(310) 557-2700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 16, 2019

(Date of Event which requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

CUSIP NO.	52730Q100

1	NAMES OF REPORTING PERSONS Sterling Winters Living Trust u/t/d December 10, 1993
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP NO.	52730Q100

1	NAMES OF REPORTING PERSONS Erik Sterling
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP NO.	52730Q100

1	NAMES OF REPORTING PERSONS Jason Winters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED IN ROW (11) -0-
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Explanatory Note

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D is being filed with the Securities and Exchange Commission (the “SEC”) on behalf of the Sterling Winters Living Trust u/t/d December 10, 1993 (“Trust”) Erik Sterling (“Sterling”) and Jason Winters (“Winters” and, together with the Trust and Sterling, the “Reporting Persons”) to reflect the sale of certain shares of common stock, par value $0.001 per share (“Common Stock”), of Level Brands, Inc., a North Carolina corporation (the “Issuer”). This Amendment No. 1 amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the SEC on November 16, 2017 (the “Original Schedule 13D”). As a result of the transactions disclosed herein, the Reporting Persons no longer beneficially own more than five percent of the Issuer’s outstanding Common Stock. Consequently, this Amendment No. 1 constitutes the final amendment to the Original Schedule 13D and an exit filing for each of the Reporting Persons. Except as set forth herein, this Amendment No. 1 does not modify any information previously reported by the Reporting Persons in the Original Schedule 13D. Unless otherwise indicated, all capitalized terms used herein have the meanings ascribed to them in the Original Schedule 13D.

Item 4.	Purpose of the Transaction

Item 4 is hereby amended and supplemented as follows:

On February 6, 2019, Sterling gifted 15,000 shares of Common Stock of the Issuer to an unaffiliated third party.

On April 16, 2019, Sterling sold 25,000 shares of Common Stock of the Issuer in a private sale at a price of $4.00 per share, resulting in aggregate proceeds to Sterling of approximately $100,000 in cash.

On April 16, 2019, the Trust sold 166,667 shares of Common Stock of the Issuer in a private sale at a price of $4.00 per share, resulting in aggregate proceeds to the Trust of approximately $666,668 in cash.

On April 16, 2019, EE1 Holdings sold 283,000 shares of Common Stock of the Issuer in a private sale at a price of $4.00 per share, resulting in aggregate proceeds to EE1 Holdings of approximately $1,132,000 in cash.

On April 16, 2019, IM1 Holdings sold 583,000 shares of Common Stock of the Issuer in a private sale at a price of $4.00 per share, resulting in aggregate proceeds to IM1 Holdings of approximately $2,332,000 in cash.

As a result of the transactions described above, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Common Stock.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(b), (c) and (e) are hereby amended and supplemented as follows:

(a)-(b) As of April 16, 2019, as a result of the matters described in Item 4 of this Amendment No. 1, the Reporting Persons ceased to beneficially own more than five percent of Common Stock of the Issuer and therefore are no longer subject to the beneficial ownership reporting provisions of Section 13(d) of the Securities Exchange Act of 1934, as amended.

(c) The information set forth in Item 4 of this Amendment No. 1 is hereby incorporated by reference.

(e) As of April 16, 2019, the Reporting Persons ceased to beneficially own more than five percent of the Issuer’s Common Stock.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2019

Sterling Winters Living Trust u/t/d December 10, 1993

By:	/s/ Erik Sterling
Name:	Erik Sterling
Title:	Trustee

By:	/s/ Erik Sterling
Name:	Erik Sterling

By:	/s/ Jason Winters
Name:	Jason Winters